

06015729



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W
Washington DC 20549
USA

27 July 2006

SUPPL

Ladies and Gentlemen:

Aggreko plc
File Number 82-4659

On behalf of Aggreko plc, I hereby submit information summarised on the attached schedule, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours Faithfully

A Paul Allen
Company Secretary



Aggreko plc
121 West Regent Street
Glasgow G2 2SD
Scotland UK
Tel +44(0)141 225 5900
Fax +44(0)141 225 5949

| Title | Date | Entity requiring item |
| --- | --- | --- |
| Form 363s<br>Annual return | 27th July 2006 | UK Companies Registry |

*Companies House*
— *for the record* —



Company Name
AGGREKO PLC

# 363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
SC177553
Information extracted from Companies House records on
14th July 2006

## Section 1: Company details

Ref: SC177553/09/28

| | Current details | Amended details |
|---|---|---|
| > Registered Office Address<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | 121 West Regent Street<br>Glasgow<br>G2 2SD | Address<br><br>UK Postcode |
| > Register of Members<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held**<br>At Registered Office | Address<br><br>UK Postcode |
| > Register of Debenture Holders<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | Not Applicable | Address<br><br>UK Postcode |
| > Principal Business Activities<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.* | **SIC Code** **Description**<br>7132 Rent civil engineering machinery | **SIC CODE** **Description** |

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| > **Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288a.* | **Name**<br>Arthur Paul ALLEN<br><br>**Address**<br>Lindisfarne 4 West Montrose Street<br>Helensburgh<br>Dunbartonshire<br>G84 9JS | Name<br>______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>______<br>______<br>______<br>UK Postcode ____ ___<br>Date of change __ / __ / ____<br>Date Arthur Paul ALLEN ceased to be secretary (if applicable)<br>__ / __ / ____ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Angus George COCKBURN<br><br>**Address**<br>27 Dreghorn Loan<br>Edinburgh<br>Midlothian<br>EH13 0DF<br><br>**Date of birth** 24/06/1963<br><br>**Nationality** British<br><br>**Occupation** Finance Director | Name<br>______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>______<br>______<br>______<br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ______<br>Occupation ______<br>Date of change __ / __ / ____<br>Date Angus George COCKBURN ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Roy Vickers MCGLONE MA(OXON) ACA,ACT<br><br>**Address**<br>Walnut Cottage<br>Binfield Heath<br>Henley-On-Thames<br>Oxfordshire<br>RG9 4DP<br><br>**Date of birth** 22/08/1953<br><br>**Nationality** British<br><br>**Occupation** Company Director | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>______<br>______<br>______<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ______<br>Occupation ______<br>Date of change __ / __ / ____<br>Date Roy Vickers MCGLONE MA(OXON) ACA,ACT ceased to be director (if applicable) __ / __ / ____ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Nigel Hargreaves NORTHRIDGE<br><br>**Address**<br>Broadoak House<br>Heathside Park Road<br>Woking<br>Surrey<br>GU22 7JE<br><br>**Date of birth** 31/01/1956<br><br>**Nationality** British<br><br>**Occupation** Director | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br>______<br>______<br>______<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ______<br>Occupation ______<br>Date of change __ / __ / ____<br>Date Nigel Hargreaves NORTHRIDGE ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Kashyap PANDYA<br><br>**Address**<br>Somersby Grange<br>Somersby Wood<br>Morpeth<br>Northumberland<br>NE61 2DX<br><br>**Date of birth** 09/01/1963<br><br>**Nationality** British<br><br>**Occupation** Director | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth / /<br>Nationality<br>Occupation<br>Date of change / /<br>Date Kashyap PANDYA ceased to be director (if applicable)<br>/ / |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Philip ROGERSON<br><br>**Address**<br>56 Vogans Mill<br>17 Mill Street<br>London<br>SE1 2BZ<br><br>**Date of birth** 01/01/1945<br><br>**Nationality** British<br><br>**Occupation** Company Director | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth / /<br>Nationality<br>Occupation<br>Date of change / /<br>Date Philip ROGERSON ceased to be director (if applicable)<br>/ / |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Andrew Cameron SALVESEN<br><br>**Address**<br>Findrack<br>Torphins<br>Aberdeenshire<br>AB31 4LJ<br><br>**Date of birth** 05/09/1947<br><br>**Nationality** British<br><br>**Occupation** Company Director | Name ____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ____<br>____<br>____<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ____<br>Occupation ____<br>Date of change __ / __ / ____<br>Date Andrew Cameron SALVESEN ceased to be director (if applicable) __ / __ / ____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Frederick Alexander Bruce SHEPHERD<br><br>**Address**<br>46 Heriot Row<br>Edinburgh<br>Midlothian<br>EH3 6EX<br><br>**Date of birth** 24/11/1942<br><br>**Nationality** British<br><br>**Occupation** Managing Director | Name ____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ____<br>____<br>____<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ____<br>Occupation ____<br>Date of change __ / __ / ____<br>Date Frederick Alexander Bruce SHEPHERD ceased to be director (if applicable) __ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>The Hon Rupert Christopher SOAMES<br><br>**Address**<br>Ridge Barn Farm House<br>Ridgebarn Lane, Cuddington<br>Aylesbury<br>Buckinghamshire<br>HP18 0AE<br><br>**Date of birth** 18/05/1959<br><br>**Nationality** British<br><br>**Occupation** Company Director | Name ____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ____<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality ____<br>Occupation ____<br>Date of change __ / __ / ____<br>Date The Hon Rupert Christopher SOAMES ceased to be director (if applicable) __ / __ / ____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>George Pinckney WALKER<br><br>**Address**<br>4310 Hidden Links Ct<br>Kingwood<br>Texas<br>Usa<br>77339<br><br>**Date of birth** 22/05/1957<br><br>**Nationality** American<br><br>**Occupation** Director | Name ____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ____<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality ____<br>Occupation ____<br>Date of change __ / __ / ____<br>Date George Pinckney WALKER ceased to be director (if applicable) __ / __ / ____ |

## Section 3: Share Capital

(C)

## Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

| Class of Share | Number of shares issued | Aggregate Nominal Value of issued shares |
|---|---|---|
| ORDINARY | 269,230,277 | £53,846,055 |
| | | |
| | | |
| | | |

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

269,230,277

Aggregate Nominal Value of issued shares

£53,846,055

## List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

**The last full list of members was received on: 21/07/2005**

> **REMEMBER:**

*__Changes__ to shareholder particulars or details of shares transferred to be __completed each year__*

*A full list of shareholders is required with the first and every third Annual Return thereafter*

*List shareholders in alphabetical order or provide an index*

*List joint shareholders consecutively*

## Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of shares or amount of stock transferred (If appropriate) | Date of registration of transfer (If appropriate) |
|---|---|---|---|
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |

## Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

| Former shareholders details | Class and number of shares or amount of stock transferred | Date of registration of transfer |
|---|---|---|
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |

Companies House
— for the record —

# 363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature APulA (~~Director~~ / Secretary)

Date __ / __ / ____

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☑ This AR is made up to *21/7/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st July 2007** please give the new date here:

__ / __ / ____

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name PAUL ALLEN

Telephone number *inc code* 0141 2255900

Address
AGGREKO PLC
121 WEST REGENT STREET
GLASGOW

DX number *if applicable*

DX exchange

Postcode G2 2SD